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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              PUROFLOW INCORPORATED
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- ------------------------------------------------------------------------------
                           (Title Class of Securities)

                                    746375104
- -----------------------------------------------------------------------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                             Graubard Mollen & Miller
                             600 Third Avenue
                             New York, New York 10016-2097
                             Telephone: (212) 818-8800
- -----------------------------------------------------------------------------
       Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                  July 24, 1996
- -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |X|
(A fee is not required only if the Reporting Person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Page
                             Exhibit Index on Page 6

                                                              SEC 1746 (12-91)

                                  SCHEDULE 13D

- -------------------                                          ------------------
CUSIP No. 746375104                                          Page 2 of 16 Pages
- -------------------                                          ------------------

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David S. Nagelberg
    ###-##-####
- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                         (b) |X|

- -------------------------------------------------------------------------------
3   SEC USE ONLY

- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, OO - See Item 3
- -------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)   |_|

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- -------------------------------------------------------------------------------
          NUMBER OF           7   SOLE VOTING POWER
           SHARES
        BENEFICIALLY              0 Shares
          OWNED BY            -------------------------------------------------
            EACH              8   SHARED VOTING POWER
          REPORTING
           PERSON                 376,876 Shares
            WITH              -------------------------------------------------
                              9   SOLE DISPOSITIVE POWER

                                  0 Shares
                              -------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  376,876 Shares
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      376,876 Shares
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -------------------                                          ------------------
CUSIP No. 746375104                                          Page 3 of 16 Pages
- -------------------                                          ------------------

- -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bette Nagelberg
   ###-##-####
- -------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                        (b) |_|

- -------------------------------------------------------------------------------
3   SEC USE ONLY

- -------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF, OO - See Item 3
- -------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)       |_|

- -------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- -------------------------------------------------------------------------------
          NUMBER OF         7   SOLE VOTING POWER
           SHARES
        BENEFICIALLY            0 Shares
          OWNED BY          ---------------------------------------------------
            EACH            8   SHARED VOTING POWER
          REPORTING
           PERSON               312,500 Shares
            WITH            ---------------------------------------------------
                            9   SOLE DISPOSITIVE POWER

                                0 Shares
                            ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                312,500 Shares
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    312,500 Shares
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.4%
- -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ---------------------                                        ------------------
CUSIP No. 746375104                                          Page 4 of 16 Pages
- ---------------------                                        ------------------

Item 1.    Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of Puroflow Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 16559 Saticoy Street, Van Nuys, California 91406 (the "Common Stock").

                  The percentages of beneficial ownership reflected in this Statement are based upon 7,108,521 shares of Common Stock outstanding on July 24, 1996, which number has been obtained directly from the Issuer.

Item 2.   Identity and Background

          (a) Name:  This statement is filed on behalf of

              (i)  David S. Nagelberg, an individual; and

              (ii) Bette Nagelberg, an individual.

          David S. Nagelberg and Bette Nagelberg are husband and wife.

          (b) Business Address: David S. Nagelberg and Bette Nagelberg each has a business address of c/o M.H. Meyerson & Co., Inc., 30 Montgomery Street, Jersey City, New Jersey 07302.

          (c) Principal Business: David S. Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 30 Montgomery Street, Jersey City, New Jersey 07302. Bette Nagelberg is a private investor.

          (d) During the last five years, neither David S. Nagelberg nor Bette Nagelberg has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither David S. Nagelberg nor Bette Nagelberg has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or her enjoining him or her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of David S. Nagelberg and Bette Nagelberg is a citizen of the United States.

- -------------------                                          ------------------
CUSIP No. 746375104                                          Page 5 of 16 Pages
- -------------------                                          ------------------

Item 3.  Source and Amounts of Funds or Other Consideration

                  Bette Nagelberg used personal funds to purchase 312,500 of the shares of Common Stock described below in Item 5(c). Manhattan Group Funding ("Manhattan Group"), a partnership of which David S. Nagelberg and Ronald I. Heller are the sole partners, used its working capital to purchase 64,376 of the shares of Common Stock described below in Item 5(c).

Item 4.  Purpose of Transactions

                  David S. Nagelberg and Bette Nagelberg have acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. David S. Nagelberg and Bette Nagelberg may acquire or dispose of additional shares of the Issuer, but do not presently intend to do so, although this intention may change depending upon market conditions. Neither David S. Nagelberg nor Bette Nagelberg has any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer

         (a) Bette Nagelberg directly owns 312,500 shares of Common Stock. Manhattan Group, of which David S. Nagelberg and Ronald I. Heller are the sole partners, owns 64,376 shares of Common Stock.

         (b) David S. Nagelberg may be deemed to share voting and dispositive power over the 312,500 shares of Common Stock held by Bette Nagelberg. David S. Nagelberg shares voting and dispositive power over the 64,376 shares of Common Stock held by Manhattan Group, as described in Item 5(a). David S. Nagelberg disclaims beneficial ownership of the 312,500 shares of Common Stock held by Bette Nagelberg and the filing of this statement shall not be construed as an admission that David S. Nagelberg is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the 312,500 shares of Common Stock held by Bette Nagelberg.

- -------------------                                          ------------------
CUSIP No. 746375104                                          Page 6 of 16 Pages
- -------------------                                          ------------------

                  (c) On July 24, 1996, Bette Nagelberg purchased 312,500 shares of Common Stock, and Manhattan Group purchased 64,376 shares of Common Stock, from the Issuer in a private offering (the "Private Placement") at a purchase price of $.80 per share.

                  (d) David S. Nagelberg may be deemed to share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 312,500 shares of Common Stock held by Bette Nagelberg. David S. Nagelberg and Ronald I. Heller share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 64,376 shares of Common Stock held by Manhattan Group.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Pursuant to the terms of the Registration Rights Agreement between the Issuer and the purchasers in the Private Placement, no later than six months after the closing of the Private Placement the Issuer must file a registration statement on Form S-1 or Form SB-2 or other permitted form to register the resale of the securities sold in the Private Placement, including the shares of Common Stock purchased by Bette Nagelberg and Manhattan Group in the Private Placement. The purchasers in the Private Placement, including Bette Nagelberg and Manhattan Group, also have the right to "piggyback" upon any registration statement filed by the Issuer at any time (other than any registration statement filed in connection with a merger or on Form S-8 or other comparable form) to the extent any shares sold in the Private Placement are not then registered for resale.

Item 7.  Material to be Filed as Exhibits

         Exhibit 7.1: Form of Registration Rights Agreement, dated as of June 3, 1996.


          The balance of this page has been left blank intentionally.

- -------------------                                        --------------------
CUSIP No. 746375104                                        Page 7 of 16 Pages
- -------------------                                        --------------------

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1996
                                                    /s/ David S. Nagelberg
                                                    David S. Nagelberg


                                                    /s/ Bette Nagelberg
                                                    Bette Nagelberg